Mail Stop 4561

September 27, 2006

Jussi Pesonen
President and Chief Executive Officer
UPM-Kymmene Corporation
Eteläesplanadi 2
P.O. Box 380
FI-00101 Helsinki
Tel. +358 204 15 111

> **Re: UPM-Kymmene Corporation (File No. 001-14932)**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**

Dear Mr. Pesonen,

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 41

1.   In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Quantify the amount of the change that was due to each of the factors or events that you identify. The following is a non-exhaustive list of examples of items that should be quantified:

a. The increase in the operating loss for the Magazine Papers Division in 2005 as a result of higher magazine prices offset by increased prices for certain oil-based raw material and higher energy prices, and

b. The operating profit for the Newsprint Division as compared to an operating loss due to higher prices for newsprint offset by increased energy costs and the impact of the labor dispute in Finland.

Refer to Section III.D of SEC Release 33-6835. Tell us how you considered this guidance in your current disclosure and how you plan to address this guidance in future filings.

Notes to the Consolidated Financial Statements

Note 1. Accounting Policies

Revenue Recognition, page F-12

2. You indicate that sales are recognized when certain criteria are met. These criteria appear to comply with SAB Topic 13. Tell us how this policy adheres to the guidance in IAS 18. In this regard, explain how you ensure that each of the criteria that you use to recognize revenue complies with the conditions in paragraph 14 of IAS 18. Also tell us what consideration you gave to disclosing the differences, if any, in your revenue recognition policy under IFRS as compared to U.S. GAAP in footnote 40.

Note 20. Investments in Associates and Joint Ventures, page F-42

3. We note that you account for your 40.9% interest in Pohjolan Voima Oy using the equity method. Further explain your ownership interest in Pohjolan Voima Oy and why the use of the equity method is appropriate. In this regard, explain how you considered any indirect or potential voting rights in your assessment that control does not exist. Address how you applied paragraphs 13 and 14 of IAS 27 in your accounting. We note that two of the subsidiaries of Pohjolan Voima Oy (i.e. Wisapower Oy and Jamsakosken Voima Oy) are consolidated by the Group. We further note your disclosure on page F-61 stating that you have a controlling interest in Pohjolan Voima Oy. Tell us the amount of your holding percentage of Pohjolan Voima Oy including your holdings in Wisapower Oy and Jamsakosken Voima Oy and any other indirect or potential voting rights.

4. Tell us what consideration you gave to disclosing the reasons for not consolidating associated companies in which you own more than 50% pursuant to

paragraph 40(d) of IAS 27. For example, we note that your holding percentage of Powest Oy is 51.11% in 2005.

*　　　*　　　*　　　*　　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief